Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

RENEO PHARMACEUTICALS, INC.

Reneo Pharmaceuticals, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”), certifies that:

1. The name of the Company is Reneo Pharmaceuticals, Inc. The Company’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on September 22, 2014.

2. This Certificate of Amendment hereby amends the Company’s Amended and Restated Certificate of Incorporation, as currently in effect (the “Certificate of Incorporation”) as set forth below.

a.	Article IV of the Certificate of Incorporation is hereby amended to add the following new Section D immediately following the existing Section C thereof:

“Upon the effectiveness of the filing of the Certificate of Amendment to the Amended and Restated Certificate of Incorporation adding this Section D of Article IV (the “Effective Time”), each 7 to 15 shares of Common Stock issued immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, without any further action by the Company or any holder thereof, the exact ratio within the 7 to 15 range to be determined by the Board of Directors of the Company prior to the Effective Time and publicly announced by the Company, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain at $0.0001 per share. No fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split. In lieu of any fractional shares to which a stockholder would otherwise be entitled (after taking into account all fractional shares of Common Stock otherwise issuable to such holder), the Company shall, upon surrender of such holder’s certificate(s) representing such fractional shares of Common Stock (if any), pay cash in an amount equal to such fractional shares of Common Stock multiplied by the then fair value of the Common Stock as determined by the Board of Directors.

Each certificate that immediately prior to the Effective Time represented shares of Common Stock (the “Old Certificates”), shall, until surrendered to the Company in exchange for a certificate representing such new number of shares of Common Stock, automatically represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”

3. On September 27, 2024, the Board of Directors of the Company determined that each ten (10) shares of the Company’s Common Stock, par value $0.0001 per share (the “Common Stock”), issued immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock. The Company publicly announced this ratio on October 2, 2024.

4. This Certificate of Amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

5. This Certificate of Amendment shall become effective on October 4, 2024 at 4:01 p.m. Eastern Time.

[Signature Page Follows]

IN WITNESS WHEREOF, this Certificate of Amendment is duly executed by the undersigned officer of the Company on October 4, 2024.

/s/ Gregory J. Flesher
Name: Gregory J. Flesher
Title: President and Chief Executive Officer